FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: December 10, 2003

CREAM MINERALS LTD.

Suite 1400 -570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

November 12, 2003

Ticker Symbol:  CMA- TSX Venture

SEC 12g3-2(b):  82-4741

CREAM MINERALS DISCOVERS MULTI-COLOURED BERYL OCCURRENCES

Cream Minerals Ltd. (CMA- TSX Venture ) is pleased to announce that it has discovered ice-blue to deep greenish-blue beryl crystals (Aquamarine) on its Kootenay Gemstone Property (formerly Bayonne Aquamarine), located near Salmo in southeastern British Columbia.  Additional claims, now covering over 50 sq. kms. have been staked along the 23 kilometre length of the favourable contact area.  This contact area hosts classic beryl mineralization and gemstones in pegmatites and quartz veins.

According to Dr. J. H. Montgomery, Ph.D., P.Eng., beryl gemstones include Aquamarines which are greenish-blue in colour due to iron content, and Emeralds which are green in colour due to chromium and/or vanadium.  Beryl gemstones are also generally classified into three categories according to quality:  gem quality is transparent; near-gem quality is translucent; non-gem quality is opaque.  On Cream's Kootenay Property, all three categories of Aquamarine crystals have been discovered.  So far however, in this very early exploration stage, only near-gem and non-gem Emerald crystals have been found.

During the initial prospecting, claim staking and sampling program, widespread beryl mineralization was identified within abundant pegmatite dykes located in both granitic and sedimentary rocks.  Ice-blue beryl crystals are the most common, followed by green beryl crystals, with minor clear, white and yellow beryl crystals also being found.  (For details, see news release January 27, 2003: CREAM OPTIONS B.C. AQUAMARINE PROPERTIES.)

Recent prospecting and the establishment of detailed grids over exciting new showings in the northern and southern sections of the property have delineated geological and geochemical trends to these favourable gem-bearings occurrences.  Cream Minerals Ltd. has engaged geologist and pegmatite mineralogist Jarrod Brown, M.Sc., to oversee the exploration and geochemical program.

Highlights of the short 2003 summer and fall program are as follows:

1.

North Zone - Laib Creek area (OMG claim group):  Mapping, rock and preliminary soil sampling over a 350 x 300 metre grid has demonstrated discernable geologic and geochemical trends which led to the discovery of two significant new beryl occurrences in outcrop; one located 800 metres east of the gridded area, and another 500 metres southwest of the grid.  Known occurrences in this zone now outline an area of high gem potential in excess of 1,500 by 500 metres with southeast trending contacts still unexplored.

In this northern area, beryl crystals are found within abundant pegmatite dykes.  The beryl crystals are pale to medium ice blue to greenish blue in colour and range up to 10 centimetres in diameter.

Detailed observations of beryl occurrences within the grid also led to the discovery of a second style of Aquamarine mineralization.  Ice-blue coloured, translucent to transparent, euhedral Aquamarine crystals, up to 6 mm in diameter, grew within late forming, 10-30 centimetre wide smoky quartz veins containing significant vugs and trace molybdenite.  Beryl crystals from this vein type are some of the best quality on the property and represent a new and important type of exploration target.

2.

South Zone - Topaz Creek area (Toby claim group):  Mapping, rock and soil sampling of the area has outlined a highly prospective zone for Emerald formation.  Deeply coloured greenish-blue beryls (Aquamarine/Emerald) up to 5 x 3 centimetres in size were excavated from a pegmatite dyke at surface known to crosscut mafic rocks which have high chromium content.

2

3.

Other Zones - Reconnaissance prospecting and sampling also occurred on the Cultus claims (approximately 3 kilometres south of the Laib grid), and on the Columbia and Topaz claim groups (1-2 kilometres southeast of the Toby claims).  New beryl occurrences in outcrop were noted at each location.

Rock and soil geochemistry results are pending for all of the above mentioned claim groups. Soil sampling (to define beryllium and chromium contents) is being done over known areas of good beryl mineralization in order to obtain a baseline soil signature for follow up in Phase II.

The Phase II program will consist of establishment of a large grid over much of the claim block.  This area will be prospected, mapped and soil sampled in order to outline the best locations for hosting good quality Aquamarine and Emerald crystals.  Phase I work has now been completed, Phase II work will commence in early 2004.

Management believes that the widespread distribution of multi-coloured beryl occurrences on the Kootenay Gemstone Property offers potential to make British Columbia, and Canada, an important gemstone producer.

Frank A. Lang, P. Eng

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon -Email: nmurraylyon@renmark.com
Sylvain Laberge -Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Cream Minerals Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 13, 2003, of private placement units consisting of 1,500,000 common shares and 1,500,000 warrants to purchase up to an additional 1,500,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 14th day of November 2003.

CREAM MINERALS LTD.

By:

"Shannon Ross"

Shannon Ross, Secretary

CREAM MINERALS LTD.

Suite 1400 -570 Granville Street
Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

November 17, 2003

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

Canadian Venture Exchange

Symbol:  CMA

CREAM ANNOUNCES CLOSING OF PRIVATE PLACEMENT FINANCING

Cream Minerals Ltd. (CMA:TSX Venture Exchange) (the "Company") is pleased to announce that it has closed its previously announced non-brokered private placement with several placees for the issue in aggregate of 1,500,000 Units at $0.30 per Unit for total proceeds of $450,000 (the "Offering").  Each Unit is comprised of one common share in the capital of the Company (the "Shares") and one non-transferable share purchase warrant (the "Warrants").  Each Warrant is exercisable to acquire one additional Share at an exercise price of $0.40 per Share for a period of 12 months from the date of closing of the Offering.

Proceeds from the Offering will be used to fund exploration programs at the Company's Nuevo Milenio property in Mexico, and for general working capital.

As noted in our release of November 6, 2003, work is proceeding ahead of schedule and it is expected that diamond drilling will have commenced on the Dos Hornos targets by  this Wednesday, November 19, 2003.

All Shares, Warrants and any shares issued upon exercise of Warrants with respect to the private placement are subject to a hold period and may not be traded for four months, expiring March 14, 2004, except as permitted by the British Columbia Securities Act, the Securities Rules, and the TSX Venture Exchange.

For more information about Cream Minerals and the Nuevo Milenio property please visit our website at www.creamminerals.com

Frank A. Lang, P. Eng

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon -Email: nmurraylyon@renmark.com
Sylvain Laberge -Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)
Section 73 of The Quebec Securities Act

Item 1

Reporting Issuer

Cream Minerals Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

November 13, 2003

Item 3.

Press Release

November 17, 2003

Item 4.

Summary of Material Change

Cream Announces Closing of Private Placement Financing

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Frank A. Lang
President and Chief Executive Officer
1400 -570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 18, 2003

"Shannon Ross" (signed)

Date                                                                            Signature

Shannon Ross

Name

Secretary and Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CREAM MINERALS LTD.

Suite 1400 -570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

November 17, 2003

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

Canadian Venture Exchange

Symbol:  CMA

CREAM ANNOUNCES CLOSING OF PRIVATE PLACEMENT FINANCING

Cream Minerals Ltd. (CMA:TSX Venture Exchange) (the "Company") is pleased to announce that it has closed its previously announced non-brokered private placement with several placees for the issue in aggregate of 1,500,000 Units at $0.30 per Unit for total proceeds of $450,000 (the "Offering").  Each Unit is comprised of one common share in the capital of the Company (the "Shares") and one non-transferable share purchase warrant (the "Warrants").  Each Warrant is exercisable to acquire one additional Share at an exercise price of $0.40 per Share for a period of 12 months from the date of closing of the Offering.

Proceeds from the Offering will be used to fund exploration programs at the Company's Nuevo Milenio property in Mexico, and for general working capital.

As noted in our release of November 6, 2003, work is proceeding ahead of schedule and it is expected that diamond drilling will have commenced on the Dos Hornos targets by  this Wednesday, November 19, 2003.

All Shares, Warrants and any shares issued upon exercise of Warrants with respect to the private placement are subject to a hold period and may not be traded for four months, expiring March 14, 2004, except as permitted by the British Columbia Securities Act, the Securities Rules, and the TSX Venture Exchange.

For more information about Cream Minerals and the Nuevo Milenio property please visit our website at www.creamminerals.com

Frank A. Lang, P. Eng

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon -Email: nmurraylyon@renmark.com
Sylvain Laberge Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release